Exhibit 23.1

Consent of Independent Auditor
We consent to the inclusion in this Current Report on Form 8-K of Del Frisco’s Restaurant Group, Inc. of our report dated April 13, 2018, except for certain restatement matters, as to which the date is May 31, 2018, on our audits of the consolidated financial statements of Barteca Holdings, LLC and Subsidiaries as of and for the years ended January 2, 2018, January 3, 2017 and December 29, 2015.
/s/ CohnReznick LLP
Jericho, New York
June 27, 2018